811-5206
EXHIBIT 77J

Reclassification   of   Capital   Accounts:    The
Prudential Natural Resources Fund, Inc.,  accounts
and  reports for distributions to shareholders  in
accordance   with   the  American   Institute   of
Certified   Public   Accountant's   Statement   of
Position  93-2:   Determination,  Disclosure,  and
Financial   Statement  Presentation   of   Income,
Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of by applying this statement was to increase net investment loss and decrease accumulated net realized loss on investments by $19,942 for foreign currency losses during the six months ended November 30, 1999. Net investment income, net realized gains and net assets were not affected by this change.